EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31,					September 30,
	2004	2005	2006	2007	2008	2009
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$(4,364)	$3,468	$3,020	$2,922	$(27,763)	$2,223
Plus: Income Taxes	(2,476)	2,248	2,313	2,343	(13,737)	2,797
Fixed Charges	4,757	10,676	17,093	18,259	19,594	14,058
Earnings Available for Fixed Charges	(2,083)	16,392	22,426	23,524	(21,906)	19,078

Fixed Charges:
Interest Expense	4,450	10,273	16,687	17,837	18,918	13,545
Estimate Portion of Rental Expense Equivalent to Interest	307	403	406	422	676	513
Total Fixed Charges	4,757	10,676	17,093	18,259	19,594	14,058

Ratio of Earnings to Fixed Charges	-0.4	1.5	1.3	1.3	-1.1	1.4

Calculation of Rental Expense Equivalent to Interest
Rental Expense	921	1,209	1,217	1,265	2,028	1,540
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	307	403	406	422	676	513